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August 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the financial statements of Sahaviriya Steel Industries PLC and Subsidiaries for the quarter ended June 30, 2003 submitted to the Stock Exchange of Thailand on July 30, 2003, and Press Release disclosed to public on August 8, 2003.

Please contact Julie Smith of this office at (202) 637-6176 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case, LLP

Enclosure

dlw 10/8



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

August 8, 2003

Our Ref: 01/030-062/2546

Re : Submission of reviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended June 30, 2003

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the reviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended June 30, 2003.

The company recorded a net gain of 758.4 million Baht during the second quarter of 2003. The result of operations can be summarized as follows:

1) The company realized 7,206.1 million Baht revenues from sales of hot rolled coil (496,852 metric tonne at an averaged selling price of 14,503 Baht/MT) and 102.9 million Baht sales of steel scrap. The company and subsidiaries recorded total revenues from sales of 7,309.4 million Baht and a gross profit from sales and services of 1,166.2 million Baht.

   The company and subsidiaries recorded 37.7 million Baht in other income (which included 8.3 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expenses) of the company and subsidiaries amounted to 215.5 million Baht.

3) A subsidiary recorded a reversal of allowance for doubtful accounts in the amount 3.5 million Baht.

4) The company registered 992.0 million Baht profit before interest expenses and corporate income tax expenses.

5) Interest expenses on short–term and long–term loan totaled 192.5 million Baht (consisting of 186.2 and 6.3 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax expenses in the amount of 8.1 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax expenses before minority interest in the amount of 791.4 million Baht.

8) From the above results, the company registered a net gain during the second quarter in the amount of 758.4 million Baht .

For your consideration.

Yours faithfully,


SSI

Mr. Sittichai Thiensathaporn
Authorized Director

Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter ended June 30, 2003

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte Touche Tohmatsu

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at June 30, 2003 and the related consolidated and Company's statements of income for the quarters and six-month periods ended June 30, 2003 and 2002, and the consolidated and Company's statements of changes in shareholders' equity and cash flows for the six-month periods ended June 30, 2003 and 2002. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated financial statements and the financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2002, and expressed an unqualified opinion in our report dated January 31, 2003 with an emphasis paragraph regarding the matter that the Company was in the process of obtaining a debt compliance waiver from its creditors with respect to a specific debt covenant in the debt restructuring agreement. The consolidated and the Company's balance sheets as at December 31, 2002, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date.



Chongchitt Leekbhai
Certified Public Accountant (Thailand)
Registration No. 2649
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
July 25, 2003

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2003	As at December 31, 2002	As at June 30, 2003	As at December 31, 2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	143,833	111,109	32,444	44,540
Temporary investments	205,008	202,495	-	-
Accounts and notes receivable				
Related parties (Note 12.3)	1,584,443	1,345,225	1,563,452	1,327,808
Others	821,835	952,331	818,293	948,472
	2,406,278	2,297,556	2,381,745	2,276,280
Less Allowance for doubtful accounts (Note 13.1)	(398,844)	(400,444)	(393,888)	(393,888)
Accounts and notes receivable - net	2,007,434	1,897,112	1,987,857	1,882,392
Short-term loans and advances to related parties (Note 12.2)	63	60	113	137
Inventories (Note 5)	10,583,311	10,989,810	10,612,481	11,039,232
Other current assets				
Advance payments	123,305	23,514	123,155	23,499
Value-added-tax refundable claims	252	79,332	252	79,332
Other receivables	7,278	2,051	7,554	2,105
Prepaid expenses	35,608	13,694	33,121	12,645
Deposit at bank used as collateral	16,200	16,200	-	-
Others	26,443	36,554	21,045	18,535
Total Current Assets	13,148,735	13,371,931	12,818,022	13,102,417
NON-CURRENT ASSETS				
Investments using the equity method (Note 12.1)	561,621	561,621	1,155,685	1,080,363
Property, plant and equipment - net (Note 6)	16,661,495	16,923,996	15,136,283	15,375,183
Other non-current assets (Note 7)	12,114	8,535	9,924	5,947
Total Non-Current Assets	17,235,230	17,494,152	16,301,892	16,461,493
TOTAL ASSETS	30,383,965	30,866,083	29,119,914	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2003	As at December 31, 2002	As at June 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 8)				
Short-term loans	1,308,000	1,728,000	1,308,000	1,728,000
Trade finance loans	880,832	3,155,862	880,832	3,155,862
Accounts and notes payable	3,151,219	1,194,138	3,149,431	1,198,516
Current portion of long-term loans (Note 9)	1,132,009	220,760	898,818	-
Current portion of long-term liabilities	8,094	7,683	3,010	2,455
Other current liabilities				
Accrued expenses	156,366	220,826	169,239	228,589
Others	85,551	28,993	70,858	18,261
Total Current Liabilities	6,722,071	6,556,262	6,480,188	6,331,683
NON-CURRENT LIABILITIES				
Long-term loans (Note 9)	10,196,090	12,372,365	9,642,403	11,696,426
Convertible debentures (Note 10)	2,565,543	2,582,151	2,565,543	2,582,151
Other non-current liabilities				
Obligations under hire-purchase agreements	5,947	5,230	4,038	2,748
Payable for purchase of land	500	2,000	-	-
Total Non-Current Liabilities	12,768,080	14,961,746	12,211,984	14,281,325
TOTAL LIABILITIES	19,490,151	21,518,008	18,692,172	20,613,008

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30, 2003	As at December 31, 2002	As at June 30, 2003	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
(CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of				
Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of				
Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal				
(Note 6.2)	6,107,883	6,268,939	6,107,883	6,268,939
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(4,210,141)	(5,848,037)	(4,210,141)	(5,848,037)
Total Company Shareholders' Equity	10,427,742	8,950,902	10,427,742	8,950,902
MINORITY INTEREST	466,072	397,173	-	-
Total Shareholders' Equity	10,893,814	9,348,075	10,427,742	8,950,902
TOTAL LIABILITIES AND				
SHAREHOLDERS' EQUITY	30,383,965	30,866,083	29,119,914	29,563,910

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from the sales of goods	7,309,445	5,580,596	7,308,955	5,580,596
Revenues from the rendering of services	65,031	58,389	-	-
Other income				
Gain on exchange	8,269	21,006	8,269	21,006
Others	29,448	12,671	27,354	12,290
Share of profit from investment using the equity method	-	-	36,049	37,830
Total Revenues	7,412,193	5,672,662	7,380,627	5,651,722
EXPENSES				
Cost of the sales of goods	6,129,082	4,326,923	6,229,020	4,431,377
Cost of the rendering of services	79,161	76,005	-	-
Selling and administrative expenses	200,646	291,567	192,440	284,711
Doubtful accounts (Reversal)	(3,489)	-	-	-
Other expenses	7,852	4,864	7,817	4,375
Directors' remuneration	6,960	955	6,800	815
Total Expenses	6,420,212	4,700,314	6,436,077	4,721,278

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		991,981	972,348	944,550	930,444
INTEREST EXPENSES		192,470	227,727	186,166	219,390
INCOME TAX EXPENSES		8,108	2,223	-	-
CONSOLIDATED NET INCOME		791,403	742,398	758,384	711,054
NET INCOME OF MINORITY INTEREST		(33,019)	(31,344)	-	-
NET INCOME		758,384	711,054	758,384	711,054
EARNINGS PER SHARE					
Basic earnings per share	**BAHT**	0.89	0.83	0.89	0.83
Diluted earnings per share (Note 10)	**BAHT**	0.60	0.57	0.60	0.57
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	853,000	853,000	853,000	853,000
Diluted earnings per share	**'000 SHARES**	1,310,143	1,310,143	1,310,143	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
REVENUES				
Revenues from the sales of goods	14,982,412	10,656,102	14,981,088	10,656,102
Revenues from the rendering of services	127,566	105,757	-	-
Other income				
Gain on exchange	63,947	28,963	64,253	28,963
Others	41,128	27,513	37,359	28,860
Share of profit from investment				
using the equity method	-	-	77,395	66,088
Total Revenues	15,215,053	10,818,335	15,160,095	10,780,013
EXPENSES				
Cost of the sales of goods	12,537,767	8,596,805	12,734,431	8,792,082
Cost of the rendering of services	141,383	138,306	-	-
Selling and administrative expenses	399,781	536,962	366,999	519,065
Doubtful accounts (Reversal)	(15,936)	-	-	-
Other expenses	8,033	27,637	7,860	27,034
Directors' remuneration	7,885	1,935	7,565	1,655
Total Expenses	13,078,913	9,301,645	13,116,855	9,339,836

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2003	2002	2003	2002
INCOME BEFORE INTEREST					
AND INCOME TAX EXPENSES		2,136,140	1,516,690	2,043,240	1,440,177
INTEREST EXPENSES		418,337	456,948	405,344	439,856
INCOME TAX EXPENSES		9,016	4,967	-	-
CONSOLIDATED NET INCOME		1,708,787	1,054,775	1,637,896	1,000,321
NET INCOME OF MINORITY INTEREST		(70,891)	(54,454)	-	-
NET INCOME		1,637,896	1,000,321	1,637,896	1,000,321
EARNINGS PER SHARE					
Basic earnings per share	**BAHT**	1.92	1.17	1.92	1.17
Diluted earnings per share					
(Note 10)	**BAHT**	1.30	0.82	1.30	0.82
WEIGHTED AVERAGE NUMBER					
OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	853,000	853,000	853,000	853,000
Diluted earnings per share	**'000 SHARES**	1,310,143	1,310,143	1,310,143	1,310,143

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital Issued and Paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	253,971	4,495,860
Amortization	-	-	(115,648)	-	-	-	(115,648)
Net income	-	-	-	-	1,000,321	-	1,000,321
Minority interest increase	-	-	-	-	-	52,462	52,462
Ending balance, June 30, 2002	8,530,000	3,600,000	4,877,702	(3,600,000)	(8,281,140)	306,433	5,432,995
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	(3,600,000)	(5,848,037)	397,173	9,348,075
Amortization	-	-	(161,056)	-	-	-	(161,056)
Net income	-	-	-	-	1,637,896	-	1,637,896
Minority interest increase	-	-	-	-	-	68,899	68,899
Ending balance, June 30, 2003	8,530,000	3,600,000	6,107,883	(3,600,000)	(4,210,141)	466,072	10,893,814

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital Issued and Paid-up	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Retained Earnings (Deficit)	Total
Beginning balance, January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	4,241,889
Amortization	-	-	(115,648)	-	-	(115,648)
Net income	-	-	-	-	1,000,321	1,000,321
Ending balance, June 30, 2002	8,530,000	3,600,000	4,877,702	(3,600,000)	(8,281,140)	5,126,562
Beginning balance, January 1, 2003	8,530,000	3,600,000	6,268,939	(3,600,000)	(5,848,037)	8,950,902
Amortization	-	-	(161,056)	-	-	(161,056)
Net income	-	-	-	-	1,637,896	1,637,896
Ending balance, June 30, 2003	8,530,000	3,600,000	6,107,883	(3,600,000)	(4,210,141)	10,427,742

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	1,637,896	1,000,321	1,637,896	1,000,321
Items to reconcile net income to				
net cash flows from operations :				
Doubtful accounts (reversal)	(15,936)	(58)	-	-
Depreciation	300,061	291,908	261,412	255,818
Unrealized gain from temporary investment	(3,325)	-	-	-
Provision for diminution in value				
of inventories (reversal)	(958)	235,589	(958)	235,589
Additional interest on debt restructuring	130,020	212,175	132,399	213,088
Realized gain on exchange	(94,632)	(27,526)	(94,632)	(27,526)
Unrealized loss on exchange	44,268	13,596	44,268	13,596
Gain on sales of temporary investment	(1,324)	-	-	-
Gain on sales of property, plant and equipment	-	(2,174)	-	(2,174)
Loss on disposal of property, plant and equipment	38,350	34,331	38,176	33,728
Share of profit from investment using				
the equity method	-	-	(77,395)	(66,088)
Minority interest	70,891	54,454	-	-
Net income from operations before				
changes in operating assets and liabilities	2,105,311	1,812,616	1,941,166	1,656,352
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	(239,218)	(250,019)	(235,644)	(250,348)
Accounts and notes receivable - others	132,246	(213,758)	131,929	(209,586)
Inventories	407,457	(181,413)	427,709	(182,951)
Short-term loans and advances to related parties	(3)	6	24	8
Advances to director	2,742	-	-	-
Advance payments	(99,790)	(17,454)	(99,656)	(17,456)
Valued-added-tax refundable claims	79,079	15,328	79,079	15,328
Other receivables	6,473	(245)	(5,449)	(425)
Prepaid expenses	(21,914)	(29,189)	(20,475)	(27,299)
Other current assets - others	10,110	(9,136)	(2,509)	(7,457)
Other non-current assets	(3,580)	(6,776)	(3,977)	2

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	1,935,229	(679,793)	1,929,062	(673,971)
Accrued expenses	(64,459)	41,006	(59,350)	43,539
Other current liabilities - others	56,554	38,845	52,700	39,970
Net cash provided by operating activities	4,306,237	520,018	4,134,609	385,706
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	(100,000)	(60,000)	-	-
Cash paid for purchases of property, plant and equipment	(235,298)	(147,163)	(216,452)	(53,257)
Proceeds from sales of property, plant and equipment	-	3,418	-	3,418
Proceeds from sales of temporary investment	102,136	-	-	-
Net cash used in investing activities	(233,162)	(203,745)	(216,452)	(49,839)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loan decrease	(420,000)	(72,000)	(420,000)	(72,000)
Trade finance loans decrease	(2,204,666)	(261,059)	(2,204,666)	(261,059)
Cash repayment of long-term loans	(1,411,654)	(42,053)	(1,304,212)	-
Cash repayment of long-term liabilities under hire-purchase agreements	(2,531)	(2,630)	(1,375)	(1,446)
Cash repayment of liability for purchase of land	(1,500)	-	-	-
Net cash used in financing activities	(4,040,351)	(377,742)	(3,930,253)	(334,505)
Net increase (decrease) in cash and cash equivalents	32,724	(61,469)	(12,096)	1,362
Cash and cash equivalents as at January 1	111,109	193,826	44,540	4,067
Cash and cash equivalents as at June 30	143,833	132,357	32,444	5,429
Supplemental cash flow information:				
Cash paid for interest	338,237	235,090	322,545	216,961
Non-cash transaction:				
Vehicles acquired under hire-purchase agreements	3,659	2,553	3,219	1,050

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
"UNAUDITED"

1. ECONOMIC TURMOIL

Thailand and many Asia Pacific countries continue to experience economic difficulties since 1997. The accompanying consolidated and Company's financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company and its subsidiaries.

In 1999, the Company and Prachuap Port Company Limited entered into debt restructuring agreements with their financial institution lenders. The Company and subsidiary's abilities to perform under the restructuring is thus dependent on their continuing abilities to attain profitable operations.

2. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Since 2002, the Government has continuously issued various measures regarding the antidumping and countervailing of imported goods as follows:

1. On January 25, 2002, the Government, by the Board of Investment, issued the announcement regarding the imposition of surcharges on imported flat rolled product of iron or non alloy steel hot rolled steel at 25% of CIF value of customs tariff with the effect for the period of six months which expired on July 28, 2002.

2. On July 23, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce approved the imposition of antidumping measure according to Section 31 of the Antidumping and Countervailing Act B.E. 2542 for coil or non-coil hot rolled steel originated from 14 countries by requiring guarantees at the rate of 30% of CIF value for the period of six-months after the imposition of surcharges on imported hot rolled steel according to the Board of Investment's Announcement, as described in Item 1, had expired.

3. On November 8, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 41, 42, and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement of antidumping for coil and non-coil hot rolled steel originated from 14 countries by requiring temporarily payment of duties or letter of guarantee by factory or country at various determined rates, which minimum and maximum determined rates are in the range between 5.98% to 136.50% of CIF value, for the period of four months from November 18, 2002.

4. On March 10, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement to extend the temporary measure as mentioned in 3 for another 2 months.

5. On May 22, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce, by Sections 7, 49, 51, 53, 57 and 73 (1) of the Antidumping and Countervailing Act B.E. 2542, issued the announcement that the Committee had an ultimate judgement on May 16, 2003 that there was a dumping and a damage from the dumping of coil and non-coil hot rolled steel originated from 14 countries according to Section 19 (1) of the Antidumping and Countervailing Act B.E. 2542, thus the antidumping duties are imposed which minimum and maximum rates are in the range between 3.45% to 128.11% of CIF value for the period of 5 years from May 22, 2003, except the imported hot rolled steel for re-export.

.../2

6. On July 11, 2003, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce issued the announcement approving the exemption of antidumping duties for coil and non-coil hot rolled steel imported for cold-rolling and further processing for downstream users and assigned the Department of Foreign Trade to monitor the import under the pre-determined volume for the period of 5 years from July 21, 2003 to May 26, 2008.

As a result of continuous measures of the Government as mentioned above, the Company has significant amount of profit from its operations attributable to significant increase in sales volume, which not only domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries but also the average prices of hot rolled steel increased according to rising global prices. In addition, the Company has higher volume of export with the export prices higher than domestic prices.

3. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

3.1 The interim consolidated and Company's financial statements have been prepared in accordance with the Notification of the Department of Commercial Registration (Currently the Department of Business Development) dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2001" effective for the financial statements covering the period beginning on or after January 1, 2002.

The Company prepares its financial statements in comformity with accounting principles and practices generally accepted in Thailand.

3.2 The results of operations for the six-month period ended June 30, 2003 are not necessarily indicative of the operating results anticipated for the full year.

3.3 The balance sheet as at December 31, 2002, presented herein for comparison, has been derived from the financial statements of the Company for the year then ended which have been audited.

3.4 Certain financial information which is normally included in the financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. Therefore, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2002.

3.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

3.6 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

.../3

4. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2002.

5. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	June 30, 2003 Baht'000	December 31, 2002 Baht'000	June 30, 2003 Baht'000	December 31, 2002 Baht'000
Finished goods	1,245,537	2,011,083	1,253,032	2,023,541
Raw materials	4,727,038	6,420,658	4,757,683	6,464,986
Spare parts and consumable goods	988,813	920,817	979,843	913,453
Goods in transit	3,851,754	1,868,041	3,851,754	1,868,041
	10,813,142	11,220,599	10,842,312	11,270,021
Less Allowance for loss on diminution in value of spare parts and consumable goods	(229,831)	(230,789)	(229,831)	(230,789)
	10,583,311	10,989,810	10,612,481	11,039,232

As at June 30, 2003 and December 31, 2002, all finished goods and raw materials are pledged as collateral for short-term loans from banks (see Notes 8).

6. PROPERTY, PLANT AND EQUIPMENT - NET

6.1 Certain land, buildings and machinery representing more than 90% of the total value of such assets are mortgaged as collateral for bank overdrafts and loans from banks, long-term loans and convertible debentures (see Notes 8, 9 and 10).

6.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first reappraisal in 1997. In 1998, Prachuap Port Company Limited engaged such company to reappraise its new berth and berth facilities. The appraisal reports submitted by the appraiser were as of December 11, 2002 and September 25, 1998, respectively.

The results of the second appraisal of the Company were as follows:

	Baht : '000
Appraisal increment – Land	3,902
Appraisal increment – Buildings	241,085
Appraisal increment – Machinery	5,365,065
Appraisal increment – Facilities	10,700

The method of appraisal for the value of buildings, machinery and berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

The increment resulting from the appraisal is recorded in the accounts as unrealized increment per assets appraisal and is included as a component of shareholders' equity.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at June 30, 2003 and December 31, 2002, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY June 30, 2003				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per Assets appraisal of :					
The Company	3,902	230,795	5,217,443	9,630	5,461,770
The subsidiary	-	-	-	84,492	84,492
The related company	-	-	561,621	-	561,621
	3,902	230,795	5,779,064	94,122	6,107,883

	CONSOLIDATED AND THE COMPANY ONLY December 31, 2002				
	Land	**Building**	**Machinery**	**Berth and Facilities**	**Total**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**	**Baht'000**
Unrealized increment per assets appraisal of :					
The Company	3,902	241,085	5,365,065	10,700	5,620,752
The subsidiary	-	-	-	86,566	86,566
The related company	-	-	561,621	-	561,621
	3,902	241,085	5,926,686	97,266	6,268,939

../5

6.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	June 30, 2003 Baht'000	December 31, 2002 Baht'000	June 30, 2003 Baht'000	December 31, 2002 Baht'000
Cost of assets before fully depreciated but still in use	334,538	332,336	257,369	255,167

6.4 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 18.6 million, located on the leased land under dispute in case the Supreme Court's verdict would be the same as the Civil Court's verdict. Currently, the case is pending in the Supreme Court.

7. OTHER NON-CURRENT ASSETS

As at June 30, 2003 and December 31, 2002, other non-current assets include receivable from cancellation of shipbuilding contract as follows:

	CONSOLIDATED		THE COMPAMY ONLY	
	June 30, 2003 Baht'000	December 31, 2002 Baht'000	June 30, 2003 Baht'000	December 31, 2002 Baht'000
Receivable from cancellation of Shipbuilding contract	132,692	143,713	-	-
Less Allowance for doubtful account	(132,692)	(143,713)	-	-
	-	-	-	-

Receivable from cancellation of shipbuilding contract represents the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. During 2002, the supplier made repayments in the amount of US$ 0.55 million or Baht 24.25 million and during the six-month period ended June 30, 2003, the additional repayment of US$ 0.25 million or Baht 11.02 million has been made, making total repayment of US$ 0.80 million or Baht 35.27 million as at June 30, 2003. However, the subsidiary has provided for the allowance for doubtful debt in full for the remaining amount due to the uncertainty of the recoverability.

.../6

8. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Short-term loans from financial institutions included the revolving short-term loan facilities with a maximum amount of Baht 3,210 million, which were carried over from debt restructuring on June 30, 1999 and trade financing loans which represent short-term trade financing from financial institutions after debt restructuring with a credit limit of Baht 2,564 million which can be adjusted in accordance with the Company's operational performance but not exceeding Baht 4,200 million. The trade financing facilities include letters of credit, trust receipts, promissory notes, bills discounted, packing credits and banks' letters of guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds to the lenders including the pledge of raw materials and finished products owned by the Company (see Note 5).

As at June 30, 2003 and December 31, 2002, the Company has unused credit facilities of Baht 2,086 million and Baht 294 million, respectively, from the revolving trade financing. Commission and withdrawal terms are in accordance with the debt restructuring agreement.

9. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	June 30, 2003 Baht'000	December 31, 2002 Baht'000	June 30, 2003 Baht'000	December 31, 2002 Baht'000
Loan repayable semi-annually from December 2004 onwards	9,544,557	10,848,769	9,544,557	10,848,769
Loan repayable monthly from May 2002 - 2004 and semi-annually from June 2004 onwards	665,642	773,083	-	-
Loan which may be forgiven	112,959	112,959	-	-
	10,323,158	11,734,811	9,544,557	10,848,769
Less Current portion	(1,132,009)	(220,760)	(898,818)	-
	9,191,149	11,514,051	8,645,739	10,848,769
Deferred interest expenses	1,004,941	858,314	996,664	847,657
	10,196,090	12,372,365	9,642,403	11,696,426

Such long-term loans are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds on the Company's assets to the lenders.

Deferred interest expenses represent the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the balance sheet date.

The debt restructuring agreement contains certain covenants prohibiting dividend payments before July 1, 2002 and before the Company repays certain amounts of principal of long-term loans.

The debt restructuring agreement requires the Company to calculate the debt service coverage ratio every 6 months commencing from July 1, 2002 onward. In the case the debt service coverage ratio is higher than 1.25 times, the Company has to make a prepayment of loans in the amount equal to half of the cash flow which is in excess of such ratio of 1.25 times. For the first six-month ended December 31, 2002, the Company had cash flows and the debt service coverage ratio higher than the forecast as per the debt restructuring plan, thus the Company has to make a prepayment of loans in the amount of Baht 1,304 million within May 15, 2003, which, as at December 31, 2002, the reclassification had not been made to the financial statements to present such amount as current liability as the management was then in the process of obtaining debt compliance waiver from its creditors with respect to a specific debt covenant. However, in the six-month period ended June 30, 2003, the Company agreed to make a prepayment to the creditors and has paid Baht 1,304 million to the creditors within the period as described above.

For the six-month period ended June 30, 2003, the Company has cash flows and the debt service coverage ratio higher than the forecast as per the debt restructuring plan, the Company thus has to make a prepayment of loans in the amount of Baht 899 million within November 12, 2003 and has reclassified such amount as current liabilities in the financial statements.

10. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	June 30, 2003 Baht'000	December 31, 2002 Baht'000	June 30, 2003 Baht'000	December 31, 2002 Baht'000
Convertible debentures	2,400,000	2,400,000	2,400,000	2,400,000
Deferred interest expenses	165,543	182,151	165,543	182,151
	2,565,543	2,582,151	2,565,543	2,582,151

Convertible debentures are secured by the mortgage of land, buildings and machinery (see Note 6.1) and the assignment of insurance proceeds on the Company's assets to the lenders.

Equity component part of convertible debentures had not been separately presented from the liability component part in the balance sheet because the carrying amounts of liability and equity elements could not be reasonably measured at the date of issuance.

As at June 30, 2003 and December 31, 2002, no convertible debentures have been exercised.

For the quarters ended June 30, 2003 and 2002, the initial conversion price is lower than the average fair value of ordinary shares, therefore the diluted earnings per share is presented.

11. FOREIGN EXCHANGE RISK MANAGEMENT

As at June 30, 2003 and December 31, 2002, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		June 30, 2003	December 31, 2002
Assets	- US Dollar	14,718,587	9,845,498
Liabilities	- US Dollar	89,203,007	94,498,944
	- Italian Lira	76,270,995	76,270,995
	- Deutsche Mark	26,479	26,479
	- Yen	717,600	7,982,600
	- Euro	224,526	170,460
	- Pound Sterling	9,652	22,368
	- Hong Kong Dollar	211,650	-

As at June 30, 2003 and December 31, 2002, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2003, however, the hedging contracts of US$ 16.1 million and US$ 11.9 million are entered into for liabilities which are due in 2003, respectively.

12. TRANSACTIONS WITH RELATED COMPANIES

The Company and subsidiaries have transactions with related companies. These companies are related through common shareholding and/or directorship. The financial statements reflect the effects of these transactions on the basis determined by the companies concerned and are in the ordinary course of business.

12.1 Investments in subsidiary, associated, and related companies

					June 30, 2003			
	Types of business	Relationship	Issued and paid up capital Baht'000	% of Shareholding	Cost Baht'000	Equity Baht'000	Consolidated Baht'000	Dividend Amount Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	108,968	-	-
Prachuap Port Company Limited	Deep -sea port services	Shareholder	400,000	51.00	204,000	485,096	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,155,685	561,621	-

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	Cost	December 31, 2002 Equity	Consolidated	Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance service	Shareholder	75,000	99.99	75,000	105,358	-	-
Prachuap Port Company Limited	Deep-sea port services	Shareholder	400,000	51.00	204,000	413,384	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled Coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,080,363	561,621	-

12.2 Loans and advances between the Company and subsidiary, associated, and related companies

	Balance As at December 31, 2002	Additions	Repayments/ Settlements	Balance as at June 30, 2003
	Baht'000	Baht'000	Baht'000	Baht'000
CONSOLIDATED				
Advances to related parties	60	63	(60)	63
Total	60	63	(60)	63
THE COMPANY ONLY				
Advances				
- Subsidiary	77	50	(77)	50
- Related parties	60	63	(60)	63
Total	137	113	(137)	113

12.3 Business transactions

Transactions with related companies in the balance sheet are mainly as follows:

	CONSOLIDATED June 30, 2003	December 31, 2002	THE COMPANY ONLY June 30, 2002	December 31, 2002
	Baht'000	Baht'000	Baht'000	Baht'000
Accounts and notes receivable, net of allowance for doubtful accounts	1,579,488	1,338,670	1,563,452	1,327,808
Other receivables	123	197	463	262
Other current assets	15,707	16,762	15,111	16,589
Other assets	4,840	4,840	3,591	3,591
Accounts payable	13,361	21,445	46,509	52,891
Accrued expenses	18,929	23,822	33,611	38,807

.../10

Transactions with related companies in the statement of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	For the quarter ended June 30,			
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Sales	3,247,791	2,651,246	3,247,703	2,651,246
Service income	35,727	27,817	-	-
Other income (before deduction of the related costs)	44,318	44,017	44,667	44,855
Cost of sales	46,345	58,016	137,761	169,076
Selling and administrative expenses	53,980	91,075	59,379	97,346

	CONSOLIDATED		THE COMPANY ONLY	
	For the six-month period ended June 30,			
	2003	2002	2003	2002
	Baht'000	Baht'000	Baht'000	Baht'000
Sales	6,440,219	4,582,465	6,439,902	4,582,465
Service income	68,599	49,201	-	-
Other income (before deduction of the related costs)	94,674	84,226	94,611	85,841
Cost of sales	85,490	84,388	273,240	282,828
Selling and administrative expenses	127,531	192,132	140,880	203,730

The Company has policies to sell the products to shareholders' group and related companies at the same price sold to the third party.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Production cost which is transportation expense is payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are freight expenses are payable at the rates agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates approved by the Ministry of Transportation.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates agreed in the long-term maintenance service agreement and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

13. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

13.1 As at June 30, 2003, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 – 6 months	3	119	-	-
Over 12 months	6	398,844	5	393,888
Total		398,963		393,888
Allowance for doubtful accounts recorded		398,844		393,888

As at December 31, 2002, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	6	400,444	5	393,888
Total		400,444		393,888
Allowance for doubtful accounts recorded		400,444		393,888

13.2 In 2002, Prachuap Port Company Limited had written off an unsecured loan to a related company with accrued interest totaling Baht 63 million which was inactive since 1996 and the allowance for doubtful accounts of such loan and accrued interest expense was provided in full in 1998.

13.3 As at December 31, 2002, Prachuap Port Company Limited had an advance and loan to director without collateral amounting to Baht 2.7 million. During the six-month period ended June 30, 2003, the subsidiary received the repayment of such advance in full thus reversing the related allowance for doubtful account in full.

14. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of Business	Revenues and other income		Net income	
		For the quarter ended June 30,			
		2003 Baht'000	2002 Baht'000	2003 Baht'000	2002 Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	7,380,627	5,651,722	758,384	711,054
West Cost Engineering Company Limited	Maintenance services	84,671	71,272	4,488	5,214
Prachuap Port Company Limited	Deep-sea port services	93,575	110,071	38,150	71,158
		7,558,873	5,833,065	801,022	787,426
Less Inter-company transactions		(146,680)	(160,403)	(9,619)	(45,028)
		7,412,193	5,672,662	791,403	742,398
Less Minority interest in net income				(33,019)	(31,344)
Net income				758,384	711,054

.../12

	Types of Business	Revenues and other Income		Net income	
		For the six-month period ended June 30,			
		2003	2002	2003	2002
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	15,160,095	10,780,013	1,637,896	1,000,321
West Cost Engineering Company Limited	Maintenance services	152,516	129,046	6,219	11,252
Prachuap Port Company Limited	Deep-sea port services	200,859	192,424	134,523	113,619
		15,513,470	11,101,483	1,778,638	1,125,192
Less Inter-company transactions		(298,417)	(283,148)	(69,851)	(70,417)
		15,215,053	10,818,335	1,708,787	1,054,775
Less Minority interest in net income				(70,891)	(54,454)
Net income				1,637,896	1,000,321

15. COMMITMENTS AND CONTINGENCIES

15.1 The Company has commitments regarding the agreements for construction of plant, purchases of machinery and equipment including Pickling and Oiling Plant Project and related expenses amounting to approximately Baht 2,159 million and Baht 320 million as at June 30, 2003 and December 31, 2002, respectively.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately US$ 39.2 million and US$ 15.2 million as at June 30, 2003 and December 31, 2002 , respectively.

The two subsidiaries have commitments regarding capital expenditure and construction contract amounting to approximately Baht 38.2 million and Baht 6.4 million as at June 30, 2003 and December 31, 2002, respectively.

15.2 The Company and subsidiaries have contingent liabilities to banks for letters of guarantee issued on their behalf amounting to approximately Baht 93.5 million as at June 30, 2003 and December 31, 2002.

15.3 On April 9, 2003, Pongprasasana Sub-district Office filed a lawsuit against the Company regarding the usage of water from Bangsaphan dam with the claim of Baht 19 million. The Company's legal advisor has an opinion that the Pongprasasana Sub-district Office has no right to charge for water usage. In addition, the Company has been continuously supporting for maintenance expense of the dam. Currently, the case is pending in the Prachuapkirikan Provincial Court.